
June 11, 2020

Thomas A. West
Chief Executive Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, CA 94025

      Re: Intersect ENT, Inc.
          Registration Statement on Form S-3
          Filed June 5, 2020
          File No. 333-238963

Dear Mr. West:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Matthew B. Hemington, Esq.